EXHIBIT 10.8

FORM OF EXECUTIVE OFFICER SEVERANCE AGREEMENT

(Addressee)

Re:    Executive Officer Severance Agreement

Dear (Addressee):

This letter agreement (the “Agreement”) sets forth the extent to which benefits will be provided to you in the event of termination, under certain circumstances, of your employment with AK Steel Corporation (the “Company”), AK Steel Holding Corporation (“Holding”) or any of their respective subsidiaries, affiliates, or successors (hereinafter collectively referred to as “AKS”). It further sets forth your obligations and commitments in exchange for continued employment with AKS, the compensation and benefits you receive during such employment, and the promise and/or receipt of severance benefits if your employment terminates under certain circumstances. It establishes time limits for asserting certain claims under this Agreement or arising out of your employment relationship with AKS. It also requires that certain claims be resolved through arbitration rather than through litigation. This Agreement is not, however, an employment agreement and nothing in this Agreement shall be construed as a contract or promise of continued employment with AKS. As an “at-will” employee, your employment may be terminated by you or AKS at any time.
A.     Effective Date; Term; Renewal. This Agreement is effective as of [______, 20___] (the “Effective Date”). Except for the Change of Control Agreement between you and AKS dated [______, 20___] (“Change of Control Agreement”), this Agreement supersedes any other severance agreement between you and AKS, and any severance plan, arrangement, policy or practice of AKS. The term of this Agreement shall be the ________ year period beginning on the Effective Date and ending on the first anniversary of the Effective Date. [for the CEO and certain other Executive Officers who entered into their initial Severance Agreement more than five years ago - the term is one year; for Executive Officers who entered into their initial Severance Agreement less than five years ago - the term is equal to the balance of their original five year term; for Executive Officers entering a Severance Agreement for the first time, the term of the Agreement is 5 years.] This Agreement shall be automatically renewed annually thereafter for a renewal period of one year, unless written notice of non-renewal is given by you or by AKS at least ninety days prior to the expiration of the term, including any renewal periods. Notwithstanding the expiration of this Agreement, the terms of Sections F, G and H (including Exhibit A) shall continue to be effective to the extent and as stated therein.

B.    Date of Termination; Notice Period; Severance Pay Period. The date upon which the termination of your employment becomes effective is referred to in this Agreement as your "Date of Termination." The period between the date a party provides notice of termination under this Agreement and the Date of Termination is referred to as the "Notice Period." AKS may relieve you of your employment duties at any time during a Notice Period; provided however, during any Notice Period, you shall continue to receive your full salary and Employment Benefits (as defined in Section E(2)(c) below). The period of time after your Date of Termination equal to the number of months of base salary paid to you under this Agreement as severance benefits is referred to as the “Severance Pay Period.”

C.    Circumstances of Termination Covered by this Agreement. While the Change of Control Agreement applies to the termination of your employment with AKS under certain circumstances involving a Change of Control (as defined in such agreement), this Agreement applies to the termination of your employment with AKS under the following circumstances not involving a Change of Control:

1.    Involuntary Termination without Cause. AKS may terminate your employment without Cause at any time upon written notice given to you by AKS not less than thirty days prior to the Date of Termination.

2.     Involuntary Termination for Cause. AKS may terminate your employment for Cause, but only upon written notice specifying the facts or circumstances constituting such Cause, which notice may be given on or at any time prior to the Date of Termination. Any of the following circumstances shall constitute “Cause” for purposes of this Agreement: (a) you are convicted of, or enter a plea of guilty or nolo contendere, to a misdemeanor involving moral turpitude or to a felony, (b) you engage in fraud, misappropriation or embezzlement with respect to AKS, (c) your willful failure, gross negligence or gross misconduct in the performance of your assigned duties for AKS, or (d) your breach of a fiduciary duty to AKS.

3.    Voluntary Termination. You may voluntarily terminate your employment upon written notice given to AKS by you not less than thirty days prior to the Date of Termination.

D.    Circumstances of Termination Not Covered by this Agreement. This Agreement does not provide severance benefits for, nor, as the case may be, affect the benefits you otherwise may receive outside of this Agreement in connection with the termination of your employment with AKS for reasons relating to: (1) your early or normal retirement from AKS under the terms of any tax-qualified “pension benefit plan” as defined in the Employee Retirement Income Security Act of 1974, as amended (“ERISA”); (2) your retirement from AKS under any mandatory retirement policy applicable to executive officers of AKS; (3) total and permanent disability under the AKS long-term disability plan or policy; or (4) your death. Nothing in this Agreement shall affect your rights under any such “pension benefit plan”; any “welfare benefit plan” as defined in ERISA, including but not limited to any medical, surgical, hospitalization, or long-term disability benefits; or any non-qualified pension or deferred compensation plan or arrangement.

E.    Severance Benefits.

1.    Basic Severance Benefits. If your employment with AKS is involuntarily terminated without Cause by AKS pursuant to Section C(1), AKS will pay you, regardless of whether or not you execute a Release of Claims (as defined in Section E(2) below), severance pay equal to your base salary for a period of six months from your Date of Termination. The aggregate of such severance pay shall be paid to you in a single, undiscounted lump sum payment within ten days following your Date of Termination.

2.    Supplemental Severance Benefits. If your employment with AKS is involuntarily terminated without Cause pursuant to Section C(1), and you execute and provide to AKS within sixty days after your Date of Termination a complete, full and effective (i.e. no longer revocable) release of all claims against AKS that is in a form reasonable and customary (“Release of Claims”), then you shall be entitled, in addition to the severance pay provided under Section E(1) above, to the following supplemental benefits:

a.    Additional Base Salary. Severance pay based upon your base salary shall be paid for an additional ______ [for all Executive Officers, including the CEO - twelve] months beyond the period paid pursuant to Section E(1). Such additional base salary payable as severance shall be paid to you in a single, undiscounted lump sum payment within ten days after the effective date of your Release of Claims; provided however, if such payment could be made in more than one taxable year depending on when you sign the Release of Claims, the ten-day limit for payment does not apply; under such circumstances payment still will be made within 70 days of your Date of Termination, but payment automatically will be made as soon as administratively feasible in the later taxable year regardless of when you sign the Release of Claims, but in no event after March 15th of such later taxable year.

b.    Lump Sum and MIP Payments. You will receive a lump-sum payment which shall be separate from, but in [for all Executive Officers, including the CEO - an amount equal to] your assigned target under the AK Steel Corporation Annual Management Incentive Plan (“MIP”) for the calendar year during which your Date of Termination occurs. Payment of this lump sum amount will be made within ten days after the effective date of your Release of Claims; provided however, if such payment could be paid in more than one taxable year depending on when you sign the Release of Claims, the ten-day limit for payment does not apply; under such circumstances payment still will be made within 70 days of your Date of Termination, but payment automatically will be made as soon as administratively feasible in the later taxable year regardless of when you sign the Release of Claims, but in no event after March 15th of such later taxable year. You also will receive on a prorated basis the MIP incentive award, if any, to which you otherwise would be entitled for the calendar year during which your Date of Termination occurs. The amount of such prorated MIP incentive award shall reflect the percentage of your actual period of participation in the MIP prior to termination during such calendar year. Payment of any such prorated MIP incentive award will be made within ten days after the later of: (i) the date that any awards under the MIP with respect to such calendar year are paid to participants under the MIP, or (ii) the effective date of your Release of Claims; provided however, if the date under (ii) is the operative payment date and such payment could be paid in more than one taxable year depending on when you sign the Release of Claims, the ten-day limit for payment does not apply; under such circumstances payment still will be made within 70 days of your Date of Termination, but payment automatically will be made as soon as administratively feasible in the later taxable year regardless of when you sign the Release of Claims, but in no event after March 15th of such later taxable year.

c.    Employment Benefits. During the Severance Pay Period, your Employment Benefits (as defined below) shall continue; provided, however, that you shall not:

i.    accumulate vacation pay for periods after the Date of Termination;

ii.    qualify during the Severance Pay Period for sickness and accident, salary continuation, and long-term disability plan benefits if you were not eligible for these benefits on the Date of Termination;

iii.    be eligible to continue to make contributions to any Internal Revenue Code § 401(k) plan maintained by AKS or qualify for a share of any employer contribution made to any tax-qualified defined contribution plan; or

iv.    be eligible to accumulate service for pension plan purposes; and

provided, further, that if, during the Severance Pay Period, you are eligible to receive life insurance, medical, hospital and other health insurance benefits (“Life and Health Insurance”) either based upon employment with another employer or based upon benefits available to you as a retiree of another employer, the obligations of AKS to continue to provide you with Life and Health Insurance shall be limited solely to those benefits necessary to assure that, together with the corresponding benefits provided to you under any other plans, you receive total benefits comparable to those to which you were entitled at the Date of Termination. You must report to the Vice President, Human Resources of the Company your eligibility for another employer’s active or retiree Life and Health Insurance within ten days after becoming eligible.

“Employment Benefits” means the employee benefits plans, policies, and practices of AKS (excluding any severance policies and practices other than this Agreement) that generally apply to executive officers of AKS in accordance with the terms thereof as they may be amended from time to time. It is expressly understood and agreed that the AK Steel Corporation Executive Minimum and Supplemental Retirement

Plan is not an Employment Benefit as defined in this section. Your Employment Benefits may be modified from time to time after the date hereof without violation of this Agreement if the changes apply generally to other members of management of AKS.

d.    COBRA. You shall qualify for full COBRA health benefit continuation coverage upon the expiration of the Severance Pay Period.

3.    Mitigation. You shall not be required to mitigate the amount of any payment provided for in this Section E by seeking other employment or otherwise, nor shall the amount of any such payment or benefits be reduced by any compensation or benefits earned by you as the result of employment by another employer (except as expressly provided in Section E(2)(c)) or by retirement benefits, or be offset against any amount claimed to be owed by you to AKS.

4.    Deferrals. For purposes of calculating any amount due under this Agreement, the effect of any deferral of income shall be disregarded and all sums due shall be calculated as if no such deferral had been made.

5.    No Duplication of Benefits. You shall not be entitled to severance benefits both under this Agreement and under the Change of Control Agreement in connection with the termination of your employment with AKS.

6.    Involuntary Termination for Cause; Voluntary Termination. In the event your employment with AKS ends as a result of involuntary termination for Cause pursuant to Section C(2) or voluntary termination pursuant to Section C(3), you shall not be entitled to any benefits under this Agreement, but you nevertheless shall be eligible for any benefits provided in accordance with the plans and practices which apply to employees generally.

F.	Executive Responsibilities.

1.    Confidentiality. During your employment with AKS and subsequent to the termination of that employment for any reason, you will not disclose to any person or use for the benefit of yourself or any other person or entity any trade secret, proprietary or other confidential information of AKS (hereinafter referred to as “AKS Confidential Information”) without the prior written consent of the Vice President, Human Resources of the Company. Upon termination of your employment with AKS for any reason, you will immediately deliver to AKS any and all AKS Confidential Information which you have in your possession or control in tangible form. For purposes of this Section F, it is expressly understood and agreed that the term AKS Confidential Information shall include, but not be limited to, all information not already in the public domain relating to AKS operating practices and procedures, customer lists, product marketing, sales, sales prices, costs, margins, discounts, rebates, profits, shipments, product mix, research, technical support, business plans and operating results. You will deliver this AKS Confidential Information to AKS in whatever format in which you have it, including but not limited to paper, email or other electronic storage media. You will also deliver to AKS any and all AKS property, including but not limited to, company credit cards, property access keys and cards, planners, day books, customer lists, laboratory notebooks, cellular phones, computers, software and other electronic devices. You agree that you remain bound by the Employee Invention and Confidential Information Agreement which you executed.

2.    Restrictive Covenants. In exchange for AKS’s agreement to provide you with the severance benefits opportunities set out in this Agreement (including, in particular, the opportunity to receive the severance pay set out at Section E(1) of this Agreement) and the compensation provided to you as an executive officer, you agree that, during your employment at AKS and for a period of one year following the termination of your employment with AKS for any reason, you will not, directly or indirectly, do any of the following:

a.    serve as an employee, employer, consultant, agent, principal, partner, owner, officer, or director of any business engaged directly or indirectly in competition with AKS, including but not limited to a business engaged in the research, development, manufacturing, marketing or sale of carbon, electrical or stainless steel, steel pipe or tubing products, or any other metal or non-metal products that are competitive with AKS products, or that has an intent or plan to engage in such business during the one-year period following the date when your employment with AKS terminates.

b.    solicit or communicate with, any customer or supplier of AKS with whom you had any contact during the 24 months prior to the termination of your employment with AKS, for the purpose of diverting AKS business or otherwise competing with AKS for your benefit or the benefit of another entity for which you serve as an employee, employer, consultant, agent, principal, partner, owner, officer or director; or

c.    utilize or disclose any trade secret, proprietary or other confidential information of AKS, except in furtherance of your duties for AKS; or

d.    solicit, cause or encourage any employee of AKS to resign his or her employment with AKS.

3.    Injunctive Relief. You recognize and acknowledge that your involvement in decision making processes which involve AKS’s proprietary and confidential information and your access to confidential competitive information will be such that, in the event of a breach of the Confidentiality (Section F(1)) or Covenant Not to Compete (Section F(2)) provisions of this Agreement, monetary damages would be an insufficient remedy for AKS, and that AKS would be entitled to injunctive relief in the appropriate court to restrain the breach and otherwise enforce these provisions without proof of actual damages. You further agree that these provisions will be governed by Ohio law both as to interpretation and performance. Any action or other legal proceeding under these provisions or any action or legal proceeding regarding the enforceability of these provisions will be brought exclusively in an appropriate court of competent jurisdiction located in Butler County, Ohio (if the action is brought in state court), or in the Southern District of Ohio (if such action is brought in federal court).

4.    Conflicts of Interest. You agree for so long as you are employed by AKS to avoid dealings and situations which would create a conflict of interest with AKS. In this regard, you agree to comply with all AKS policies regarding conflicts of interest. You further agree to immediately report to the Vice President, Human Resources of the Company, any conflict or potential conflict of interest with AKS.

5.    Cooperation. For a period of one year following your Date of Termination, you agree to cooperate in good faith with AKS with respect to pending or potential claims or litigation involving AKS as to which you have personal knowledge. Such cooperation shall include meeting with AKS and its representatives, upon reasonable request, for purposes of (a) providing information based upon your personal knowledge in connection with any investigation by AKS, and (b) preparing for and providing deposition and/or trial testimony.

G.     Time Limits for Bringing Claims; Arbitration of Claims. This section establishes time limits for bringing claims for severance benefits under this Agreement (“Severance Claims”) and any claims or controversies arising out of or relating to your employment relationship with AKS or the termination of that relationship (“Employment Claims”), excluding claims for workers’ compensation and unemployment compensation benefits and excluding the right of AKS to seek injunctive or other equitable relief to enforce the terms of Section F. The Agreement also provides that Severance Claims and Employment Claims must be resolved through the arbitration process set forth in this Agreement.

1.    Time Limit for Severance Claims and Employment Claims. Severance Claims must be filed within one year from the Date of Termination. Employment Claims must be filed within one year after the occurrence of the action or actions upon which the claim is based. You agree to waive any statute of limitations to the contrary.

2.    Arbitration of Severance Claims and Employment Claims. Severance Claims and Employment Claims shall be submitted to individual, final and binding arbitration, subject to the Rules of Arbitration attached to this Agreement as Exhibit A. Employment Claims subject to arbitration include, but are not limited to, allegations of unlawful discrimination based on race, sex, religion, age, national origin, disability, and retaliation and any other claim of a violation of a right created or protected by local, state, or federal law.

You and AKS agree that it is the intention of you and AKS to avoid litigation in court of Severance Claims and Employment Claims and you and AKS, therefore, specifically waive any right you or AKS would otherwise have to have Severance and Employment Claims decided by a judge or jury.

You and AKS agree that this agreement to arbitrate and the arbitration award are enforceable under and subject to the Federal Arbitration Act, 9 U.S.C. § 1 et. seq. You and AKS consent that judgment upon the arbitration award may be entered in an appropriate court of competent jurisdiction located in Butler County, Ohio or in the United States District Court for the Southern District of Ohio.

H.     Miscellaneous.

1.    Notices. Notices required or permitted under this Agreement shall be in writing and shall be deemed to have been given when personally delivered or mailed by United States certified mail, return receipt requested, postage prepaid, addressed to the intended recipient at its, his or her last known address. Notices to AKS shall be marked for the attention of the Vice President, Human Resources of the Company.

2.    Modification; Waiver. No provision of this Agreement may be waived, modified or discharged except pursuant to a written instrument signed by you and the Chairman of the Board or the Chief Executive Officer of AKS. You and AKS do not waive, nor shall this Agreement be construed to waive, any right which is not subject to waiver as a matter of law.

3.    Successors. AKS will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of AKS to expressly assume and agree to perform this Agreement in the same manner and to the same extent that AKS would be required to perform it if no such succession had taken place.

4.    Inurement. This Agreement shall inure to the benefit of and be enforceable by you and your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you hereunder had you continued to live, all such amounts, unless otherwise provided herein, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee, or, if there is no such devisee, legatee or designee, to your estate.

5.    Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

6.    Severability; Validity. The provisions of the Agreement (including Exhibit A) are severable and the validity or unenforceability of any provision shall not affect the validity or enforceability of any other provision, with the following exception. If a court rules in an action to which you are a party that the provisions of Section G

(2) regarding the agreement to waive the right to have Severance Claims or Employment Claims decided by judge or jury are unenforceable, any and all rights created by Section G (2) of the Agreement and Exhibit A to the Agreement will be voided retroactively, and the proceeds of any arbitration award involving you and AKS must be returned to the party from which they originated.

7.    Choice of Law; Forum Selection. This Agreement shall be governed by the laws of the United States and the laws of the State of Ohio, both as to interpretation and performance. Any action or other legal proceeding not subject to arbitration under this Agreement or any action or legal proceeding regarding the enforceability of this Agreement shall be brought exclusively in an appropriate court of competent jurisdiction located in Butler County, Ohio (if the action is brought in state court) or in the Southern District of Ohio (if such action is brought in federal court). Any action brought within such courts shall not be transferred or removed by you to any other state or federal court.

8.    Withholding and Deductions. It is understood and agreed that the payment of severance benefits under this Agreement will be subject to withholding for taxes and other deductions. It further is understood and agreed that, to the extent that this Agreement provides for payment of specified amounts of severance benefits, such amounts are before such tax withholdings and deductions.

Sincerely,

Accepted and agreed to this ____ day	AK STEEL HOLDING CORPORATION
________________, 20__.

By:___________________________
_________________________________
(Name of Executive Officer)

AK STEEL CORPORATION

By:___________________________

EXECUTIVE OFFICER SEVERANCE AGREEMENT
Exhibit A
Rules for Arbitration

(1) Location. The arbitration hearing (“Hearing”) will take place in West Chester, Ohio, unless the parties mutually agree to another location.

(2) Governing Rules. The arbitration process will be governed by the Employment Arbitration Rules and Mediation Procedures (“National Rules”) of the American Arbitration Association (“AAA”) except to the extent they are modified by the Agreement and this Exhibit A to the Agreement. You have the opportunity to review these rules online at any time at www.adr.org.

(3) Notice. Either you or AKS may initiate the arbitration process by filing a written demand for monetary or non-monetary relief and notice of intent to arbitrate (“Notice”) with any regional office of the AAA and paying the filing fee as set out in the National Rules. The Notice must be filed within the time limits established in Section G(1) of the Agreement. The date the Notice is considered “filed” for purposes of Section G(1) of the Agreement and this rule is the date the Notice is received in a AAA regional office.

(4) Fees; Expenses. You and AKS will share equally any AAA administrative fee other than the filing fee. The Company will pay all of the arbitrator’s fees. You and AKS will bear your own litigation costs and expenses (including attorneys fees), unless the arbitrator awards attorneys fees to a prevailing party in accordance with the law applicable to the matter in dispute.

(5) Arbitrators. You and AKS will agree upon an arbitrator selected from a panel of arbitrators chosen by and maintained at the headquarters office of the AAA in New York. Arbitrators on this panel will have the following three qualifications: (a) membership on the AAA’s National Employment Dispute roster; (b) membership on AAA’s labor-management roster; and (c) at least fifteen years experience as an arbitrator. After the filing of a written notice of intent to arbitrate, the AAA will send simultaneously to you and AKS an identical list of names of ten persons chosen from the panel. You and AKS will have ten days from the transmittal date in which to strike any names objected to, number the remaining names in order of preference, and return the list to the AAA. If no arbitrator is acceptable to both you and AKS or the person who has been approved on both lists and selected by the AAA cannot serve promptly, another list or lists will be sent out by the AAA in accordance with the above procedure until an arbitrator is agreed upon by you and AKS.

(6) Pre-Hearing Matters. Any pre-hearing disputes will be presented to the arbitrator for expeditious, final and binding resolution.

(7) Remedies; Relief. The remedy and relief which may be granted by the arbitrator is that which the arbitrator deems just and equitable considering what would have been available to the parties had the matter been heard in court.

(8) Discovery - Obtaining Information. You and AKS recognize that a primary benefit each derives from entering into the Agreement is that we avoid the delay and costs normally associated with litigation. Therefore, you and AKS agree that neither party will be entitled to conduct any discovery prior to the Hearing except that:

(a) AKS will furnish you with copies of all non-privileged documents in your personnel file;

(b) if you are pursuing a claim against AKS for discharge, you will furnish AKS with records of your earnings and benefits relating to your subsequent employment and all documents relating to your efforts to obtain subsequent employment;

(c) AKS and you will exchange no later than seven days prior to the Hearing copies of all documents which either party intends to introduce as evidence at the Hearing and a list of witnesses either party intends to present at the Hearing;

(d) you will be allowed (at your expense) to take the deposition of your immediate supervisor and the individual who made the decision which resulted in your claim (if that individual is not your immediate supervisor) for a period not to exceed two hours each, and AKS will be allowed (at its expense) to depose you for a period not to exceed two hours; and

(e) either you or AKS may ask the arbitrator to grant additional discovery to the extent permitted by the National Rules if it is demonstrated that such discovery is necessary for a fair arbitration and no less expensive alternative for exchanging the information exists.

Nothing herein will prevent either you or AKS from taking the deposition of any witness where: (a) the sole purpose for taking the deposition is to use the deposition in lieu of the witness testifying at the hearing; and (b) the witness is, in good faith, unavailable to testify in person at the hearing due to poor health, residency and employment more than fifty miles from the hearing site, conflicting travel plans or other comparable reason.

(9) Post-Hearing Briefs. You and AKS will have the opportunity to submit to the arbitrator a post-hearing brief in support of your respective positions.

(10) Confidentiality. All aspects of the procedure under the Agreement, including the hearing, the record of the proceedings, and the arbitrator’s decision are confidential and will not be open to the public, except (a) to the extent you and AKS agree otherwise in writing, (b) as may be appropriate in any subsequent proceedings between you and

AKS, (c) either party may disclose the decision of the arbitrator to his or its attorneys, accountants, other professional advisors, and/or spouse as long as they agree to keep it confidential; or (d) as may otherwise be appropriate in response to a governmental agency or legal process, or to comply with applicable legal, accounting, financial or insurance rules, regulations or requirements.